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                                                                    Exhibit 99

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               NEWS

FOR IMMEDIATE RELEASE                               CONTACT:  LAURENCE RUDNICK
                                                              (847) 468-2408
                                                              MAUREEN FISK
                                                              (847) 468-2452


                SAFETY-KLEEN CORP. REPORTS FIRST INTERIM PERIOD
                -----------------------------------------------
                    1996 REVENUE INCREASE AND EARNINGS GAIN
                    ---------------------------------------


ELGIN, ILLINOIS -- APRIL 15, 1996 -- Safety-Kleen Corp. (NYSE/SK) today announced that the Company recorded net earnings for the first interim reporting period of 1996 of $13.1 million, an increase of approximately $1 million or 8% compared with the first interim period of 1995. Consolidated revenue for the reporting period was $201.7 million, an increase of 4% over the prior year. On a per share basis, earnings were $0.23, compared with $0.21 in the first quarter of 1995.

Commenting on the results, Safety-Kleen's President and Chief Executive Officer, John G. Johnson, Jr., said, "The first quarter results are in line with our expectations. Although the total number of parts cleaners in service remained unchanged from year end 1995, we are pleased that the average time interval between services in this business remained constant during the first quarter. This is the first time in nearly six years that the service interval has not lengthened. We should see improved year-to-year revenue growth in this business if this trend continues in the remainder of 1996," Johnson stated.

"In addition, revenue of the Fluid Recovery Service grew approximately 10% over last year to $30 million in the quarter. Over the past 18 months we have increased the number of Branch Industrial Managers selling to this market by 55%. We are seeing improved productivity as these employees complete their training and gain valuable field experience," Johnson added.
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Johnson further noted that the Company's Oil Recovery Service continues to improve with net earnings of $860,000, which is an increase of nearly $500,000 over the first quarter of 1995. "Revenue was up 13% in the first interim period largely due to improving oil collection fees."

Operating earnings of the Company's Imaging Services business were break-even reflecting approximately a $600,000 improvement over the first interim period of 1995. While revenue of $4 million is flat on a year-to-year comparison, we discontinued approximately $2 million of lower margin business, which was included in the first interim period of 1995, as we shifted our focus from the broker business to direct service through our branch network. We currently have 33 Branch Imaging Sales Specialists pursuing this market and plan to add an additional 30-35 specialists by mid-year," Johnson added.

Johnson summed up the first interim period results, "While revenue increased only 4% over the prior year quarter, we anticipate better year-to-year revenue and earnings comparisons for the remainder of 1996."

Safety-Kleen is a leader in the recycling of automotive and industrial fluid wastes as well as the leading re-refiner of used motor oils. Safety-Kleen's stock is traded on the New York Stock Exchange under the symbol "SK".

                                   - # # # -
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
                      CONSOLIDATED STATEMENT OF EARNINGS
                     (thousands, except per share amounts)


                                            -----------------------------------
                                                          TWELVE
                                                        WEEKS ENDED
                                            -----------------------------------
                                            Mar. 23, 1996         Mar. 25, 1995
                                            -----------------------------------
Revenue
  North America
    Automotive/Retail Repair Services             $54,609               $56,028
                                            -----------------------------------

    Industrial Services
      Parts Cleaner                                28,763                26,905
      Fluid Recovery                               30,448                27,524
                                            -----------------------------------
      Total Industrial                             59,211                54,429

    Oil Recovery Services                          30,399                26,978
    Other                                          33,034                34,530
                                            -----------------------------------
    Total North America                           177,253               171,965

  Europe                                           24,470                22,594
                                            -----------------------------------

Consolidated Revenue                              201,723               194,559
Operating costs and expenses                      145,823               142,417
Selling and administrative expenses                29,728                27,570
                                            -----------------------------------

Operating income                                   26,172                24,572
Interest income                                       180                   260
Interest expense                                   (4,264)               (4,544)
                                            -----------------------------------

Earnings before income taxes                       22,088                20,288

Income taxes                                        9,011                 8,217
                                            -----------------------------------

Net earnings                                      $13,077               $12,071
                                            ===================================

Earnings per common and common
  equivalent share                                  $0.23                 $0.21
                                            ===================================

Average number of common and common
  equivalent shares outstanding                    57,903                57,819
                                            ===================================

Cash dividends per common share                     $0.09                 $0.09
                                            ===================================

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1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.
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
                                             SAFETY-KLEEN CORP.
                                               Key Statistics
                                      TWELVE WEEKS ENDED MARCH 23, 1996


                                                      ----------------------------------------------------
                                                                                                   Percent
                                                          1996           1995         Change       Change
                                                      ---------------=====================================
Parts Cleaners In Service at Quarter End
- ----------------------------------------
  Industrial                                               148,582        140,838        7,744        5.5%
  All Other                                                459,159        462,838       (3,679)      -0.8%
  Total                                                    607,741        603,676        4,065        0.7%
  Average Service Interval in Weeks                           8.86           8.14         0.72        8.8%

Oil Recovery Service
- --------------------
  Branch Collection:
    Used Oil/Glycol/Oily Water Gallons Collected
      Quarter                                         26.3 Million   28.3 Million   -2 Million       -7.1%

    Avg Revenue Per Used
    Oil/Glycol/Oily
    Water Gal. Collected
      Quarter                                               $0.310         $0.238       $0.072       30.3%
Avg. Base Oil Selling Price Per Gallon

      Quarter                                               $0.994         $0.988       $0.006       0.6%
                                                      ----------------------------------------------------